April 20, 2006

VIA EDGAR

Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

Re:	RIVERBED TECHNOLOGY, INC.

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Riverbed Technology, Inc. (the “Registrant”), and for the purpose of registering shares of the Registrant’s Common Stock under the Securities Act of 1933, as amended (the “Act”), we are electronically transmitting hereunder one conformed copy of a Registration Statement on Form S-1, together with exhibits thereto (except for certain exhibits that will be filed by amendment). Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Registrant for five (5) years.

In payment of the registration fee, $7,999 was transferred to the Commission’s account at Mellon Bank by federal wire transfer. The wire was sent on April 18, 2006 and was assigned federal reference number 20060418L1B77D1C000264.

Please direct any comments or questions regarding this filing to David W. Van Horne, Jr. at Gunderson Dettmer, 155 Constitution Drive, Menlo Park, CA 94025 or by telephone at (650) 463-5393 or facsimile at (650) 321-2800.

Very truly yours,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/S/ DAVID W. VAN HORNE, JR.
David W. Van Horne, Jr.

Attachment

155 Constitution Drive, Menlo Park, California 94025              Phone 650.321.2400              Fax 650.321.2800

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